Exhibit 12.1

SENIOR HOUSING PROPERTIES TRUST

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2007		2006		2006		2005		2004		2003		2002
Earnings:
Net income	$58,784		$38,563		$66,101		$63,912		$56,742		$45,874		$50,184
Fixed charges	28,276		34,751		47,020		46,633		41,836		37,899		30,210
Adjusted earnings	$87,060		$73,314		$113,121		$110,545		$98,578		$83,773		$80,394

Fixed charges:
Interest expense	$28,276		$34,751		$47,020		$46,633		$41,836		$37,899		$30,210
Ratio of earnings to fixed charges	3.1	x	2.1	x	2.4	x	2.4	x	2.4	x	2.2	x	2.7	x